CITIZENS HOLDING COMPANY 2002 ANNUAL REPORT

SEC MAIL PROCESSING
RECEIVED
MAR 24 2003
WASH. D.C.
187
SECTION

INTEGRITY



Greg L. McKee, President & CEO

Dear Stockholder:

Let me begin by thanking you for the opportunity to serve as the Chief Executive Officer of this great company.

I recently stated that, "To have a great bank, you must have great stockholders, great customers and great employees." We certainly enjoy all three of these within our company.

Your management team is excited about the opportunities available to us in the future. We are operational in our new branch in Sebastopol and are expecting good returns on our investment in that community. We are extremely pleased with the results thus far from our new Meridian Branch. The Lauderdale County market is very active, and we intend to pursue our share of this activity. After ten months of operation in the Winston County market, we are beginning to establish a strong presence in this market. This acquisition continues our growth strategy into contiguous markets which have historically proven successful.

Across the nation, many companies are suffering from deteriorating confidence in their abilities and integrity. Sadly much of this deterioration has been caused by their own actions. I take great comfort in the confidence I have in the integrity of our company and the abilities of our employees.

I feel very honored to have been chosen to lead our company into the future. I am very much aware of my responsibility to serve our communities while maximizing the value of your investment. I assure you this responsibility will never be taken lightly.

Thank you for your support.

Greg L. McKee
President and Chief Executive Officer

Purchased Citizens Bank & Trust Company in Winston County in May 2002.



A continuing tradition

of integrity, growth and involvement



Construction began on a new branch in September 2002 in Sebastopol, MS.

Moved into our new Operations Center on November 2002.



in the communities

we serve.


The Citizens Bank.

Opened new branch in Meridian, MS December 9, 2002.

The Citizens Bank
Main Office
521 Main Street
Philadelphia, MS 39350
601.656.4692

Westside Branch
912 West Beacon Street
Philadelphia, MS 39350
601.656.4978

Northside Branch
802 Pecan Avenue
Philadelphia, MS 39350
601.656.4977

Eastside Branch
599 East Main Street
Philadelphia, MS 39350
601.656.4976

Pearl River Branch
110 Choctaw Town Center
Philadelphia, MS 39350
601.656.4971

Union Branch
502 Bank Street
Union, MS 39365
601.656.4879
601.774.9231

Carthage Main Office
219 West Main Street
Carthage, MS 39051
601.267.4525 601.693.8367

Crossroads Branch
501 Hwy 35 south
Carthage, MS 39051
601.267.4525

Madden Branch
53 Dr. Brantley Road
Madden, MS 39109
601.267.7366

Sebastopol Branch
17561 Highway 21
Sebastopol, MS 39359
601. 625.7447

DeKalb Branch
Corner of Main & Bell St.
DeKalb, MS 39328
601.743.2115

Kosciusko Branch
775 North Jackson Street
Kosciusko, MS 39090
662.289.4356

Scooba Branch
1048 Johnson Street
Scooba, MS 39358
662.476.8431

Meridian Branch
1825 Hwy 39 North
Meridian, MS 39301

Decatur Branch
15330 Hwy 15 South
Decatur, MS 39327
601.635.2321

Forest Branch
247 Woodland Drive North
Forest, MS 39074
601.469.3424

Louisville Branch
100 East Main Street
Louisville, MS 39339
662.773.6261

Noxapater Branch
45 East Main Street
Noxapater, MS 39346
662.724.4261

Industrial Branch
803 South Church Street
Louisville, MS 39339
662.773.6261

Phone Teller
1.800.397.0344

Internet Banking
http://www.thecitizensbankphila.com

CITIZENS HOLDING COMPANY 2002 ANNUAL REPORT

INTEGRITY

Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2002, 2001 and 2000

BACKGROUND

Citizens Holding Company (the "Company") is a one-bank holding company that holds 97.52% of the outstanding shares of The Citizens Bank of Philadelphia, Mississippi (the "Bank"). The Company was incorporated under Mississippi law on February 16, 1982.

The Bank was opened on February 8, 1908 as The First National Bank of Philadelphia. In 1917, the Bank surrendered its national charter and obtained a state charter at which time the name of the Bank was changed to The Citizens Bank of Philadelphia, Mississippi. At December 31, 2002, the Bank was the largest bank headquartered in Neshoba County with total assets of $517,895,699 and total deposits of $433,674,581. The principal executive offices of both the Company and the Bank are located at 521 Main Street, Philadelphia, Mississippi 39350 and its telephone number is (601) 656-4692. All references hereinafter to the activities or operations of the Company reflect the Company's acting or operating through the Bank.

OVERVIEW

In 2002, the Company had significant growth in assets, loans and deposits in large part due to the acquisition of CB&T Capital Corporation and it's subsidiary, Citizens Bank and Trust Company ("CB&T") in Louisville, Mississippi for a net purchase price of $4,300,300. Assets increased $91,237,244 or 21.4%, net loans increased $43,049,436 or 16.5% and deposits increased $73,459,168 or 20.4% over 2001 with $71.7 million of the increase in assets, including $15.0 million in net loans and $57.9 million of the increase in deposits attributable to the Louisville purchase.

The Company also showed good growth in assets and loans for 2001. Total assets at the end of 2001 were $427,212,874, an increase of 11.6% over 2000; net loans were $260,903,091, an increase of 4.9% over 2000; and deposits increased to $359,309,007, an increase of 24.9% over 2000. This increase was aided by the acquisition in July 2001 of the two Union Planters branches in Forest and Decatur for a net purchase price of $2,453,390; which added $30,506,745 in assets, including $11,703,517 in loans and $30,284,185 in deposits.

Net income after taxes of the Company for 2002 increased by 10.3% from 2001 to $6,297,500. Net income was affected in 2002 by a decrease in interest paid on deposits and other borrowed money. Net income for 2001 and 2000 was up 3.2% and down 1.6%, respectively, both years' changes in net income being influenced greatly by the fluctuating interest rate environment and asset and loan growth. Net income for 2002 produced, on a fully diluted basis, earnings per share of $1.26 compared to $1.15 for 2001 and $1.11 for 2000.

The Company's Return on Average Assets (ROA) was 1.28% in 2002, compared to 1.41% in 2001 and 1.48% in 2000, and our Return on Average Equity (ROE) was 12.28% in 2002, 11.98% in 2001 and 13.60% in 2000. Although net income increased in each year, ROA decreased because net income increased at a lower rate than average assets and average equity. In 2000, ROE and ROA also decreased due to a larger growth in assets and equity at the same time when earnings were relatively flat. Although ROE increased somewhat in 2002, ROE has generally declined over the last five years due to the retention of retained earnings that caused our capital percentages to rise. During this period, leverage capital ratios increased from 10.61% in 1998 to 10.51% in 2001 but declined to 8.83% in 2002. The decline in leverage capital in 2002 relates to the significant increase in assets related to the acquisition of CB&T and an increase in the Company's dividend payout ratio from approximately 33% to 41%.

SELECTED DATA

The following selected data has been taken from the Company's consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes included elsewhere. The major components of the Company's operating results for the past five years are summarized in Table 1 - Five Year Financial Summary of Consolidated Statements and Related Statistics. All dollar references in the following tables are in thousands except for per share data. All per share data has been adjusted to give effect to the three-for-two stock split of January 2, 2002.

TABLE 1 - FIVE YEAR SUMMARY OF CONSOLIDATED STATEMENTS AND RELATED STATISTICS
(amounts in thousands, except percent and per share data)

	2002	2001	2000	1999	1998
Summary of Earnings					
Total Interest Income	$ 30,197	$ 29,119	$ 28,638	$ 25,476	$ 23,956
Total Interest Expense	9,746	13,399	14,064	10,974	10,860
Provision for loan losses	1,758	1,123	918	849	846
Non-interest income	4,435	3,980	3,285	3,122	2,897
Non-interest expense	13,865	10,308	8,772	8,361	7,948
Income tax expense	2,965	2,558	2,635	2,793	2,487
Net Income	6,298	5,711	5,534	5,621	4,712
Per Share Data					
Earnings-basic	$ 1.27	$ 1.15	$ 1.12	$ 1.13	$ 0.95
Earnings-diluted	1.26	1.15	1.11	1.13	0.95
Cash dividends	0.520	0.383	0.283	0.213	0.160
Book value at year end	10.81	9.51	8.74	7.57	7.15
Selected Year End Actual Balances					
Loans, net of unearned income	$308,175	$264,278	$252,022	$234,349	$211,349
Allowance for possible loan losses	(4,222)	(3,375)	(3,325)	(3,100)	(2,900)
Investment securities	162,276	122,567	103,533	102,451	91,539
Total assets	518,450	427,213	382,800	362,790	334,232
Deposits	432,768	359,309	289,908	284,462	282,242
Long term borrowings	24,606	14,629	10,000	10,000	10,000

Shareholders' equity	53,783	47,182	43,377	37,546	35,455
Selected Year End Average Balances					
Loans, net of unearned income	$289,407	$255,185	$244,307	$221,165	$202,228
Allowance for possible loan losses	(3,905)	(3,335)	(3,198)	(2,974)	(2,701)
Investment securities	153,726	106,632	102,325	97,219	79,401
Total assets	491,833	403,881	374,439	347,613	314,896
Deposits	414,135	327,536	290,704	288,176	268,514
Long term borrowings	19,301	14,815	10,000	10,000	7,630
Shareholders' equity	51,304	47,664	40,701	37,603	33,513
Selected Ratios					
Return on average assets	1.28%	1.41%	1.48%	1.62%	1.50%
Return on average equity	12.28%	11.98%	13.60%	14.95%	14.08%
Dividend payout ratio	40.98%	33.31%	25.41%	18.84%	16.85%
Equity to year end assets	10.37%	11.04%	11.33%	10.35%	10.61%
Total risk-based capital to risk-adjusted assets	15.57%	18.40%	18.88%	18.52%	18.13%
Leverage capital ratio	8.83%	10.51%	11.61%	11.06%	10.61%
Efficiency ratio	54.51%	51.32%	47.20%	45.48%	48.01%

NET INTEREST INCOME

Net interest income is the most significant component of the Company's earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities, and interest paid on deposits and other borrowed funds. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities and interest rates.

Net interest income on a tax equivalent basis was $21,014,000, $16,047,000 and $14,403,000 and the net interest margin percentage was 4.67%, 4.32% and 4.16% for the years 2002, 2001, and 2000, respectively. In 2002, the yield on earnings assets decreased to 6.83% from 7.91% in 2001 while the rate on interest-bearing liabilities decreased to 2.59% from 4.35% in 2001. Earning assets volume increased 21.0% while interest-bearing liabilities volume increased 21.8% in 2002. The increases in volume of interest-bearing assets combined with a smaller interest rate reduction on loans than deposits combined to cause the rise in net interest income in 2002.

For 2001, the yield on earning assets decreased to 7.91% from 8.22% in 2000 while the earning asset volume increased 7.4%. The rate on interest bearing liabilities decreased to 4.35% in 2001 from 4.85% in 2000 and the interest bearing volume increased 6.2% in 2001.

In 2000, the yield on earning assets increased to 8.22% from 7.94% in 1999 and the rate on interest-bearing liabilities increased to 4.85% from 4.11% in 1999. Total volume of earning assets increased 8.2% while interest-bearing liabilities increased 8.8% in 2000.

During this three-year period, loan demand has remained strong and has allowed the Company to continue to invest its available funds in loans that provide the Company with yields that are greater than the yields on investment securities. The volume increases in both interest bearing assets and liabilities was aided by the acquisitions of CB&T in May 2002 and the Union Planters branch acquisitions in July 2001.

TABLE 2 - AVERAGE BALANCE SHEETS AND INTEREST RATES

	Average Balance			Income/Expense			Average Yield/Rate		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Loans:									
Commercial Loans	$265,178	$232,424	$221,671	$20,130	$20,275	$19,568	7.59%	8.72%	8.83%
Installment Loans (Net)	22,747	21,521	21,572	2,506	2,503	2,319	11.02%	11.63%	10.75%
Total Loans	287,925	253,945	243,243	22,636	22,778	21,887	7.86%	8.97%	9.00%
Investment Securities									
Taxable	115,510	78,423	79,533	5,772	4,671	5,067	5.00%	5.96%	6.37%
Tax-exempt	34,166	23,952	22,370	2,143	1,498	1,438	6.27%	6.25%	6.43%
Total Investment Securities	149,676	102,375	101,903	7,915	6,169	6,505	5.29%	6.03%	6.38%
Federal Funds Sold and Other	12,428	15,681	1,181	198	487	75	1.59%	3.11%	6.35%
Total Interest Earning Assets	450,029	372,001	346,327	30,749	29,434	28,467	6.83%	7.91%	8.22%
Non-Earning Assets	41,804	31,880	28,112						
Total Assets	$491,833	$403,881	$374,439						
Deposits:									
Interest-bearing Demand Dep	$117,989	$82,127	$75,810	$1,499	$1,930	$2,333	1.27%	2.35%	3.08%
Savings	27,653	19,828	19,271	483	521	672	1.75%	2.63%	3.49%
Time	209,610	183,883	158,185	6,702	9,727	8,747	3.20%	5.29%	5.53%
Total Deposits	355,252	285,838	253,266	8,684	12,178	11,752	2.44%	4.26%	4.64%
Borrowed Funds									
Short-term Borrowings	659	9,721	26,696	12	544	1,748	1.82%	5.60%	6.55%
Long-term Borrowings	19,301	12,407	10,000	1,039	665	564	5.38%	5.36%	5.64%
Total Borrowed Funds	19,960	22,128	36,696	1,051	1,209	2,312	5.27%	5.46%	6.30%
Total Interest-Bearing Liabilities	375,212	307,966	289,962	9,735	13,387	14,064	2.59%	4.35%	4.85%
Non-Interest Bearing Liabilities									
Demand Deposits	58,883	41,368	37,439						
Other Liabilities	6,434	6,883	6,334						
Shareholders' Equity	51,304	47,664	40,704						
Total Liabilities and Shareholders' Equity	$491,833	$403,881	$374,439						
Interest Rate Spread							4.24%	3.56%	3.37%
Net Interest Income				$21,014	$16,047	$14,403			
Net Interest Margin							4.67%	4.32%	4.16%

Table 3 - Net Average Interest Earning Assets illustrates net interest earning assets and liabilities for 2002, 2001, and 2000.

TABLE 3 - NET AVERAGE INTEREST EARNING ASSETS

	2002	2001	2000
Average interest earning assets	$450,029	$372,001	$346,327
Average interest bearing liabilities	375,212	307,966	289,962
Net average interest earning assets	$74,817	$64,035	$56,365

Table 4 – Volume/Rate Analysis depicts the dollar effect of volume and rate changes from 2000 through 2002. Variances which were not specifically attributable to volume or rate were allocated proportionately between rate and volume using the absolute values of each for a basis for the allocation. Non-accruing loans were included in the average loan balances used in determining the yields. Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34%.

TABLE 4 - VOLUME/RATE ANALYSIS

	2002 change from 2001			2001 change from 2000		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST INCOME						
Loans	2,671	-2,813	-142	960	-69	891
Taxable Securities	1,854	-753	1,101	-66	-330	-396
Non-Taxable Securities	640	5	645	99	-39	60
Federal Funds Sold and Other	-51	-238	-289	450	-38	412
TOTAL INTEREST INCOME	$5,114	-$3,799	$1,315	$1,443	-$476	$967
INTEREST EXPENSE						
Interest-bearing demand deposits	456	-887	-431	148	-551	-403
Savings Deposits	137	-175	-38	15	-166	-151
Time Deposits	823	-3,848	-3,025	1,359	-379	980
Short-term borrowings	-165	-367	-532	-950	-254	-1,204
Long-term borrowings	371	3	374	129	-28	101
TOTAL INTEREST EXPENSE	1,622	-5,274	-3,652	701	-1,378	-677
NET INTEREST INCOME	$3,492	$1,475	$4,967	$742	$902	$1,644

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

The provision for loan losses represents charges against operations to establish reserves for probable loan losses inherent in the Company's loan portfolio. This expense is determined by a number of factors including historical loan losses, assessment of specific credit weaknesses within the portfolio, assessment of the prevailing economic climate, and other factors that may affect the overall condition of the loan portfolio. The ratio of net loans charged off to average loans was .61% in 2002, .42% in 2001, .28% in 2000, .29% in 1999 and .32% in 1998. These percentages are representative of normal loan charge-offs and are not the result of an economic downturn in any particular segment of our economy. Management evaluates the adequacy of the allowance for loan loss on a quarterly basis and makes provisions to the allowance based on this analysis.

The provision was $1,757,516 in 2002, $1,123,166 in 2001, $917,519 in 2000, $849,344 in 1999 and $846,466 in 1998. At the end of 2002, the allowance for loan losses was $4,222,342, an amount that management believes to be sufficient to protect against future loan losses.

Activity in the allowance for loan losses is reflected in Table 5 - Analysis of Allowance for Loan Losses. The Company's policy is to charge-off loans, when, in management's opinion, the loan is deemed uncollectable, although concerted efforts are made to maximize recovery of the loan after it is charged off.

TABLE 5 - ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

	2002	2001	2000	1999	1998
BALANCE AT BEGINNING OF YEAR	$3,375	$3,325	$3,100	$2,900	$2,700
LOANS CHARGED-OFF					
Commercial, financial and agricultural	935	612	186	320	364
Real estate - construction	23	0	0	0	0
Real estate - mortgage	122	36	26	74	10
Consumer	957	675	801	522	505
TOTAL CHARGE-OFFS	2,037	1,323	1,013	916	879
CHARGE-OFFS RECOVERED					
Commercial, financial and agricultural	54	22	121	122	55
Real estate - construction	0	0	0	0	0
Real estate - mortgage	4	26	24	0	3
Consumer	221	202	175	145	175
TOTAL RECOVERIES	279	250	320	267	233
Net loans charged-off	1,758	1,073	693	649	646
Current year provision	1,758	1,123	918	849	846
Other increases attributed to acquisition	847	0	0	0	0
BALANCE AT END OF YEAR	$4,222	$3,375	$3,325	$3,100	$2,900
Loans at year end	$308,175	$264,278	$252,022	$234,349	$211,349
Ratio of allowance to loans at year end	1.37%	1.28%	1.32%	1.32%	1.37%
Average loans - net of unearned	$289,407	$255,185	$244,307	$221,165	$202,228
Ratio of net loans charged-off to average loans	0.61%	0.42%	0.28%	0.29%	0.32%

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES AT DECEMBER 31,

	2002	2001	2000	1999	1998
Commercial, financial and agricultural	$ 1,700	$ 1,200	$ 1,000	$ 900	$ 850
Real estate - construction	200	250	250	225	225
Real estate - mortgage	800	700	650	600	575
Consumer	1,475	1,175	1,075	1,050	950
Unallocated	47	50	350	325	300
Total	$ 4,222	$ 3,375	$ 3,325	$ 3,100	$ 2,900

COMPOSITION OF LOAN PORTFOLIO BY TYPE AT DECEMBER 31,

	2002	2001	2000	1999	1998
Commercial, financial and agricultural	48.22%	47.25%	48.02%	47.52%	46.25%
Real estate - construction	3.77%	2.26%	2.08%	3.02%	3.11%
Real estate - mortgage	28.80%	30.18%	29.35%	28.43%	27.40%
Consumer	19.21%	20.31%	20.55%	21.03%	23.24%
	100.00%	100.00%	100.00%	100.00%	100.00%

Non-performing assets and relative percentages to loan balances are presented in Table 6 - Non-performing Assets. Non-performing loans include non-accrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as non-accrual when management believes that collection of interest is doubtful, typically when payments are past due over 90 days, unless well secured and in the process of collection. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by the Company through loan defaults by customers.

Loans on non-accrual status amounted to $357,640 in 2002. Interest income forgone on loans classified as non-accrual is $69,888. All interest accrued on these loans at the time they are classified as non-accrual is reversed and interest accruals are suspended until such time that the loan is in compliance with its terms.

TABLE 6 - NON-PERFORMING ASSETS

As of December 31,

	2002	2001	2000	1999	1998
PRINCIPAL BALANCE - DOMESTIC					
Non-accrual	$358	$419	$590	$390	$649
90 days or more past due	5,117	2,918	1,746	1,643	1,641
Troubled debt restructuring	0	0	0	0	0
TOTAL DOMESTIC LOANS	$5,475	$3,337	$2,336	$2,033	$2,290
PRINCIPAL BALANCE - FOREIGN					
Non-accrual	$0	$0	$0	$0	$0
90 days or more past due	0	0	0	0	0
Troubled debt restructuring	0	0	0	0	0
TOTAL FOREIGN LOANS	$0	$0	$0	$0	$0
TOTAL NON-PERFORMING LOANS	$5,475	$3,337	$2,336	$2,033	$2,290
Income on non-accrual loans not recorded	$69	$31	$147	$110	$135
Non-performing as a percent of loans	1.78%	1.27%	0.93%	0.87%	1.08%
Other real estate owned	$1,286	$340	$133	$292	$57
OREO as a percent of loans	0.42%	0.13%	0.05%	0.15%	0.03%
Allowance as a percent of non-performing loans	77.11%	101.14%	142.34%	152.48%	126.64%

Statements of Financial Accounting Standard No. 114 and 118, "Accounting by Creditors for Impairment of a Loan," became effective January 1, 1995. These statements changed the way loan loss allowance estimates were to be made for problem loans. In general, when it is determined that principal and interest due under the contractual terms of a loan are not fully collectible, management must value the loan using discounted future expected cash flows. Management has not recognized any loans as being impaired in conformity with FASB 114 and 118 for the years 2002, 2001, 2000, 1999 and 1998.

Management believes loans classified for regulatory purposes as loss, doubtful or substandard that are not included in non-performing or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources. In addition to loans classified for regulatory purposes, management also designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management's watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management's desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, management may have a significant degree of concern about the borrowers' ability to continue to perform according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch category loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

NON-INTEREST INCOME AND EXPENSE

A listing of non-interest income and expense from 2000 through 2002 and percentage changes between years is included in Table 7 - Non-interest Income and Expense.

TABLE 7 - NON-INTEREST INCOME & EXPENSE

		2002	% CHANGE FROM '01		2001	% CHANGE FROM '00		2000
NON-INTEREST INCOME								
Income from fiduciary activities	$	3	50.00%	$	2	0.00%	$	2
Service charges on deposit accounts		3,027	7.72%		2,810	13.77%		2,470
Other operating income		1,405	20.29%		1,168	43.79%		813
TOTAL NON-INTEREST INCOME	$	4,435	11.43%	$	3,980	21.19%	$	3,285
NON-INTEREST EXPENSE								
Salaries and employee benefits	$	7,103	26.91%	$	5,597	14.18%	$	4,902
Occupancy expense		2,312	41.75%		1,631	17.68%		1,386
Other operating expense		4,450	44.48%		3,080	23.99%		2,484
TOTAL NON-INTEREST EXPENSE	$	13,865	34.51%	$	10,308	17.51%	$	8,772

Non-interest income typically consists of service charges on checking accounts and other financial services. With continued pressure on interest rates, the Company has sought to increase its non-interest income through the expansion of fee income and the development of new services. Currently, the Company's main sources of non-interest income are service charges on checking, safe deposit box rentals, credit life insurance premiums, title insurance service fees and income contributions from the Company's credit life insurance subsidiary.

Non-interest income for 2002 increased 11.43% over 2001. The increase in the customer base and the resulting fee income was the main reason for the increase. The acquisition of

CB&T in May 2002 and the effect of a full year's income from the Decatur and Forest branches acquired in July 2001 are responsible for this increase.

Non-interest income for 2001 was $3,980,612, an increase of $695,792 or 21.2% over 2000. This increase was attributable to increases in checking account service charges related to volume increases, an increase in the number of safe deposit boxes rented, and another year of increased income from its credit life and title insurance subsidiaries and fees from its mortgage origination department.

Non-interest expenses consist of salaries and benefits, occupancy expense and other overhead expenses incurred by the Company in the transaction of its business. Non-interest expense increased $3,556,715 or 34.51% in 2002 and $1,536,558 or 17.5% in 2001 over 2000. The increases in both years were mainly from normal growth activity in the Company although the purchase of the Decatur and Forest branches acquired in July 20001 contributed significantly to the increase in 2001 and the acquisition of CB&T in May 2002 contributed to the increase in 2002.

In 2002, the Company's efficiency ratio was 54.51% compared to 51.32% in 2001 and 47.20% in 2000. The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income, on a fully tax equivalent basis, and non-interest income. The increase in the efficiency ratio over the past three years reflects the increases in non-interest expense required to manage the growth in assets during the period and the additional personnel costs associated with the CB&T and Union Planters branch acquisitions.

INCOME TAXES

The Company records a provision for income taxes currently payable, along with a provision for deferred taxes to be realized in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The major difference between the effective tax rate applied to the Company's financial statement income and the federal statutory rate of 34% is interest on tax-exempt securities and loans.

The Company's effective tax rate was 32.01%, 30.93% and 32.26% in 2002, 2001, and 2000, respectively. Further tax information is disclosed in Note 5 to the consolidated financial statements.

SECURITIES

At December 2002, the Company classified all of its securities as available-for-sale. Securities available-for-sale are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. The Company does not classify any securities as held to maturity or held for trading purposes.

Table 8 - Securities and Securities Maturity Schedule summarizes the carrying value of securities from 2000 through 2002 and the maturity distribution at December 31, 2002, by classification.

TABLE 8 - SECURITIES

	2002	2001	2000
SECURITIES AVAILABLE FOR SALE			
U. S. Treasury	$19,093	$31,014	$41,341
U. S. Agencies	11,921	10,676	20,147
Mortgage Backed	87,687	52,362	15,925
State, Municipal and Other	43,575	28,515	26,120
TOTAL SECURITIES AVAILABLE FOR SALE	$162,276	$122,567	$103,533
SECURITIES HELD TO MATURITY			
TOTAL SECURITIES HELD TO MATURITY	$0	$0	$0
TOTAL SECURITIES	$162,276	$122,567	$103,533

SECURITIES MATURITY SCHEDULE

	1 year or less		1 to 5 years		5 to 10 years		over 10 years	
	Actual Balance	Average Yield	Actual Balance	Average Yield	Actual Balance	Average Yield	Actual Balance	Average Yield
AVAILABLE-FOR-SALE								
U. S. Treasury	$3,083	4.98%	$16,010	4.36%	$0	0.00%	$0	0.00%
U. S. Agencies	37	9.56%	1,631	6.00%	9,691	6.16%	562	5.39%
Mortgage Backed	17	5.91%	800	7.14%	2,897	5.03%	83,973	5.29%
State, Municipal and Other (1)	3,408	4.02%	5,917	5.99%	10,392	6.62%	23,858	7.38%
TOTAL AVAILABLE-FOR-SALE	$6,545	4.51%	$24,358	4.96%	$22,980	6.23%	$108,393	5.75%
TOTAL HELD-TO-MATURITY	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%

(1) Average rates were calculated on tax equivalent basis using a marginal federal income tax rate of 34% and a state tax rate of 5%.

Although the change in equity due to market value fluctuations in the available-for-sale portfolio is not used in the Tier 1 capital calculation, the change which occurred in the unrealized gain/loss on securities between 2002 and 2001 was a result of the changing in the interest rate environment during that period, in conjunction with the change in the portfolio mix.

LOANS

The loan portfolio constitutes the major earning asset of the Company and, in the opinion of management, offers the best alternative for maximizing interest spread above the cost of funds. The Company's loan personnel has the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit that exceeds the authority of the loan officer is forwarded to the loan committee for approval. The loan committee is composed of various directors, including the Chairman. All aggregate credits which exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Company's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Company has stated in its Loan Policy the following objectives for its loan portfolio: (a) to make loans on sound and thorough credit analysis, (b) proper documentation of all loans, (c) to eliminate loans from the portfolio that are under-priced, high risk or difficult and costly to administer, (d) to seek good relationships with the customer, (e) to avoid undue concentrations of loans, and (f) to keep non-accrual loans to a minimum by aggressive collection policies.

Loan demand has remained strong in the Company's market area over the past three years. In general, the loan growth experienced in 2002 and 2001 was due to a continuation of the overall growth in the area that is served by the Company. However, the acquisitions of CB&T in 2002 and the Decatur and Forest branches in 2001 added approximately $15.0 million and $11.7 million in loans, respectively. The continued success of the casino on the nearby Choctaw Indian Reservation caused an increase in the number of businesses to serve the visitors drawn by the casino. The increase of jobs in the area also helped to tighten the housing market in the area and caused a large number of new houses to be built. This is evidenced by the fact that real estate mortgage loans grew by $8,904,468 or 11.1% in 2002, $5,724,725 or 7.7% in 2001 and $7,447,552 or 11.1% in 2000.

Commercial and agricultural loans also showed large growth during this period. These loans grew $23,630,697 or 18.7% in 2002, $3,718,912 or 3.0% in 2001, and $9,777,317 or 8.7% in 2000. This increase was not caused solely by the influence of the casino in the area, but was due in part to an increase in the number of loans to poultry producers originated during this period.

Consumer loans have shown moderate growth during the period. This category increased $5,441,264 or 10.0% in 2002, $1,824,679 or 3.5% in 2001 and $2,554,094 or 5.1% in 2000. Changes in consumer purchasing habits and the increase in loan sources have affected the growth of this segment of loans. Low unemployment has insured that more people have jobs and that some people have improved their employment and in turn has lessened the dependence on consumer loans for some purchases.

Commercial and agricultural loans are the largest segment of the loan portfolio and, by nature, bear a higher degree of risk. Management is aware of the growth of loans in this category and believes the lending practices, policies, and procedures surrounding this loan category are adequate to manage this risk.

Table 9 - Loans Outstanding reflects outstanding balances by loan type for the past five years. Additional loan information is presented in Note 4 to the consolidated financial statements.

TABLE 9 - LOANS OUTSTANDING
AT DECEMBER 31,

	2002	2001	2000	1999	1998
Commercial, financial and agricultural	$149,762	$126,131	$122,412	$112,634	$98,956
Real estate - construction	11,708	6,036	5,310	7,157	6,645
Real estate - mortgage	89,452	80,548	74,824	67,376	58,637
Consumer	59,660	54,218	52,394	49,840	49,734
TOTAL LOANS	$310,582	$266,933	$254,940	$237,007	$213,972

Table 10 - Loan Liquidity and Sensitivity to Changes in Interest Rates reflects the maturity schedule or repricing frequency of all loans. Also indicated are fixed and variable rate loans maturing after one year for all loans.

TABLE 10 - LOAN LIQUIDITY
LOAN MATURITIES AT DECEMBER 31, 2002

	1 YEAR OR LESS	1 - 5 YEARS	OVER 5 YEARS	Total
Commercial, financial and agricultural	$47,712	$77,191	$24,859	$149,762
Real estate - construction	11,102	565	41	$11,708
Real estate - mortgage	9,427	58,889	21,136	$89,452
Consumer	25,128	32,192	2,340	$59,660
Total loans	$93,369	$168,837	$48,376	$310,582

SENSITIVITY TO CHANGES IN INTEREST RATES

	1 - 5 YEARS	OVER 5 YEARS
Fixed rates	$164,970	$35,244
Variable rates	3,867	13,132
Total loans	$168,837	$48,376

DEPOSITS

The Company offers a wide variety of deposit services to individual and commercial customers, such as non-interest-bearing and interest-bearing checking accounts, savings accounts, money market deposit accounts, and certificates of deposit. The deposit base provides the major funding source for earning assets. Time deposits continue to be the largest single source of the Company's deposit base.

A three-year schedule of deposits by type and maturities of time deposits greater than $100,000 is presented in Table 11 - Deposit Information.

TABLE 11 - DEPOSIT INFORMATION

	2002		2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing	$58,883		$41,698		$37,438	
Interest-bearing demand	117,989	1.27%	82,127	2.35%	75,810	3.08%
Savings	27,653	1.75%	19,828	2.63%	19,271	3.43%
Certificates of deposit	209,610	3.20%	183,883	5.29%	158,185	5.53%
	$414,135	2.10%	$327,536	3.72%	$290,704	4.04%

MATURITY RANGES OF TIME DEPOSITS OF $100,000 OR MORE
AT DECEMBER 31,

	2002
3 months or less	$36,644
3 through 6 months	15,152
6 through 12 months	19,055
over 12 months	6,548
	$77,399

The Company in its normal course of business will acquire large certificates of deposit, generally from public entities, for a variety of maturities. These funds are acquired on a bid basis and are considered to be part of the deposit base of the Company.

BORROWINGS

Aside from the core deposit base and large denomination certificates of deposit mentioned above, the remaining funding sources include short-term and long-term borrowings. Short-term borrowings consist of federal funds purchased from other financial institutions on an overnight basis, short-term and long-term borrowings from the Federal Home Loan Bank of Dallas (FHLB), and U.S. Treasury demand notes for treasury, tax and loan (TT&L).

TABLE 12 - SHORT-TERM BORROWINGS

	As of December 31,		
	2002	2001	2000
Federal Home Loan Bank borrowings			
Year-end balance	$0	$0	$32,000
Weighted average rate	0.00%	0.00%	6.39%
Maximum month-end balance	$0	$34,300	$32,000
Year to date average balance	$0	$7,862	$14,389
Weighted average rate	0.00%	5.38%	6.61%

The Company foresees short-term borrowings to be a continued source of liquidity and will continue to use these borrowings as a method to fund short-term needs. The Company has the capacity to borrow up to $176,959,051 from the FHLB and other financial institutions in the form of federal funds purchased and will use these borrowings if circumstances warrant such action.

The Company, at the end of 2002, had long-term debt in the amount of $24,606,135 to the Federal Home Loan Bank for advances and $2,319,558 payable to the State of Mississippi for advances under the Agribusiness Enterprise Loan Program. This program provides monies to banks to be extended to qualifying farmers at no interest. Farmers that qualify for the program receive 20% of their loan at zero interest. When the loan is repaid, the State receives its pro-rata share of 20% of the principal payment. The remaining maturity schedule of the long-term debt at December 31, 2002 is listed below.

	2002
Less than one year	$969
One year to three years	2,132
Over three years	23,825
Total Long-term borrowings	$26,926

LIQUIDITY AND RATE SENSITIVITY

Liquidity management is the process by which the Company ensures that adequate liquid funds are available to meet financial commitments on a timely basis. These commitments include honoring withdrawals by depositors, funding credit obligations to borrowers, servicing long-term obligations, making shareholder dividend payments, paying operating expenses, funding capital expenditures, and maintaining reserve requirements.

Interest rate risk is the exposure of Company earnings and capital to changes in interest rates. All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring the interest rate risk is the process that ranges from reducing the exposure of the Company's interest margin to swings in interest rates to assuring that there is sufficient capital and liquidity to support future balance sheet growth.

The Bank's source of funding is predominantly core deposits consisting of both commercial and individual deposits, proceeds from maturities of securities, repayments of loan principal and interest, federal funds purchased, and short-term and long-term borrowing from the FHLB. The growth of core deposits has been at a lower growth rate than that of loans. As a result, the Company is increasingly dependent upon non-core sources of funding such as federal funds purchased and short and long term borrowings from the FHLB.

The deposit base is diversified between individual and commercial accounts which help avoid dependence on large concentrations of funds. The Company does not solicit certificates of deposit from brokers. The primary sources of liquidity on the asset side of the balance sheet are federal funds sold and securities classified as available-for-sale. All of the investment securities portfolio are classified in the available-for-sale category, and are available to be sold, should liquidity needs arise.

Table 13 - Funding Uses and Sources details the main components of cash flows for 2002 and 2001.

TABLE 13 - FUNDING USES AND SOURCES

	2002			2001		
	Average Balance	Increase/(decrease) Amount	Percent	Average Balance	Increase/(decrease) Amount	Percent
FUNDING USES						
Loans, net of unearned income	$289,407	$34,222	13.41%	$255,185	$10,878	4.45%
Taxable securities	115,510	$37,087	47.29%	78,423	-1,110	-1.40%
Tax-exempt securities	34,166	$10,214	42.64%	23,952	1,582	7.07%
Federal funds sold and other	12,428	-$3,253	-20.74%	15,681	14,500	1227.77%
TOTAL USES	$451,511	$78,270	20.97%	$373,241	$25,850	7.44%
FUNDING SOURCES						
Noninterest-bearing deposits	$58,452	$16,754	40.18%	$41,698	$3,929	10.49%
Interest-bearing demand and savings deposits	145,642	$43,687	42.85%	101,955	6,874	7.23%
Time Deposits	209,610	$25,727	13.99%	183,883	25,698	16.25%
Short-term borrowings	659	-$9,062	-93.22%	9,721	-16,975	-63.59%
Long-term debt	19,301	$2,345	13.83%	16,956	4,285	33.82%
TOTAL SOURCES	$433,664	$79,451	22.43%	$354,213	$23,811	7.21%

Rate sensitivity gap is defined as the difference between the repricing of interest earning assets and the repricing of interest bearing liabilities within certain defined time frames. The Company's interest rate sensitivity position is influenced by the distribution of interest earning assets and interest-bearing liabilities among the maturity categories. Table 14 - Liquidity and Interest Rate Sensitivity reflects interest earning assets and interest-bearing liabilities by maturity distribution as of December 31, 2002. Product lines repricing in time periods predetermined by contractual agreements are included in the respective maturity categories.

TABLE 14 - LIQUIDITY AND INTEREST RATE SENSITIVITY

AT DECEMBER 31, 2002

	1 - 90 Days	91 - 365 Days	1 - 5 Years	Over 5 years	Total
INTEREST EARNING ASSETS					
Loans	$69,790	$75,635	$143,940	$10,692	$300,057
Investment securities	4,320	10,789	111,203	33,957	160,269
Federal Home Loan Bank Account	1,366	0	0	0	1,366
Federal Funds Sold	2,300	0	0	0	2,300
TOTAL INTEREST BEARING ASSETS	$77,776	$86,424	$255,143	$44,649	$463,992
INTEREST BEARING LIABILITIES					
Interest bearing demand deposits	$107,439	$0	$0	$0	$107,439
Savings and Money Market deposits	48,351	0	0	0	48,351
Time deposits	89,018	108,859	19,195	0	217,072
Short term borrowings					0
Long term borrowings	238	731	17,737	5,900	24,606
TOTAL INTEREST BEARING LIABILITIES	$245,046	$109,590	$36,932	$5,900	$397,468
Rate sensitive gap	-$167,270	-$23,166	$218,211	$38,749	$66,524
Rate sensitive cumulative gap	-167,270	-190,436	27,775	66,524	
Cumulative gap as a percentage of total earning assets	-36.05%	-41.04%	5.99%	14.34%	

The purpose of the above table is to measure interest rate risk utilizing the repricing intervals of interest sensitive assets and liabilities. Rate sensitive gaps constantly change as funds are acquired and invested and as rates change. Rising interest rates are likely to increase net interest income in a positive gap position while falling interest rates are beneficial in a negative gap position.

The above rate sensitivity analysis places interest-bearing demand and savings deposits in the shortest maturity category because these liabilities do not have defined maturities. If these deposits were placed in a maturity distribution representative of the Company's deposit base history, the shortfall of the negative rate sensitive gap position would be reduced in the 1-to-90 day time frame.

The Company's large negative cumulative gap position in the one-year period ending December 31, 2002 was mainly due to: (1) the interest-bearing and savings deposits being classified in the 1-90 day category; (2) approximately 91% of certificates of deposit maturing during the next twelve months; and (3) a significant portion of the Company's loans maturing after one year. A decline in the interest rate environment would enhance earnings, while an increase in interest rates would have the opposite effect on corporate earnings. The effect would be mitigated by the fact that interest-bearing demand and savings deposits may not be immediately affected by changes in general interest rates.

CAPITAL RESOURCES

The Company and Bank are subject to various regulatory capital guidelines as required by federal and state banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulatory agencies to define capital tiers. These are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, a total capital ratio of at least 10.00%, a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on the Company's financial statements. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion are limited, and the institution is required to submit a capital restoration plan.

Management believes the Company and the Bank meet all the capital requirements to be well-capitalized under the guidelines established by the banking regulators as of December 31, 2002, as noted below in Table 15 - Capital Ratios. To be well-capitalized, the Company and Bank must maintain the prompt corrective action capital guidelines described above.

Management has sought in the past to maintain a high level of capital to allow the Company to respond to growth and acquisition opportunities in our service area. This strategy has allowed us to purchase the Decatur and Forest branches from Union Planters in July 2001 and to purchase CB&T in May 2002 without having to raise additional capital. Because the Company has been able to increase capital through the retention of earnings, the Company has not implemented a plan to raise additional capital at this time nor does it have any plans to do so.

TABLE 15 - CAPITAL RATIOS

	At December 31,		
	2002	2001	2000
Tier 1 capital			
Shareholders' equity	$53,783	$47,182	$43,377
Less: Intangibles	-6,814	-2,974	-654
Add/less: Unrealized loss/(gain) on securities	-2,931	-157	-161
Add: Minority interest in equity accounts of unconsolidated subsidiaries	1,376	1,212	1,452
TOTAL TIER 1 CAPITAL	$45,414	$45,263	$44,014
Total capital			
Tier 1 capital	$45,414	$45,263	$44,014
Allowable allowance for loan losses	3,849	3,299	3,124
TOTAL CAPITAL	$49,263	$48,562	$47,138
RISK WEIGHTED ASSETS	$307,573	$263,901	$249,683
AVERAGE ASSETS (FOURTH QUARTER)	$514,249	$430,607	$379,130
RISK BASED RATIOS			
TIER 1	14.77%	17.15%	17.63%
TOTAL CAPITAL	16.02%	18.40%	18.88%
LEVERAGE RATIOS	8.83%	10.51%	11.61%

INFLATION

For a financial institution, effects of price changes and inflation vary considerably from an industrial organization. Changes in the prices of goods and services are the primary determinant of the industrial company's profit, whereas changes in interest rates have a major impact on a financial institution's profitability. Inflation affects the growth of total assets, but it is difficult to assess its impact because neither the timing nor the magnitude of the changes in the consumer price index directly coincide with changes in interest rates.

During periods of high inflation there are normally corresponding increases in the money supply. During such times financial institutions often experience above average growth in loans and deposits. Also, general increases in the price of goods and services will result in increased operating expenses. Over the past few years the rate of inflation has been relatively low, and its impact on the growth in the balance sheets and increased levels of income and expense has been nominal.

RECENT PRONOUNCEMENTS

In September 2001, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)." SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

During 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and other Intangible Assets". SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill, that result from business combinations be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS No. 141 is not amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 was discontinued effective, for the Company, January 1, 2002. The Company adopted the provisions of SFAS No. 141 immediately and the provisions of SFAS No. 142 related to discontinuation of goodwill amortization effective January 1, 2002. See Note 2 to the Company's consolidated financial statements for additional information concerning the Company's goodwill and other intangible assets.

Also during 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires estimated future asset retirement costs to be are recognized as a liability, recorded at their fair value and capitalized as part of the asset and depreciated. Under the new pronouncement, the resulting retirement obligation liability is discounted and accretion expense is recognized using the credit-adjusted risk- free interest rate. The pronouncement is effective for years beginning after June 15, 2002 although early application is permitted. The Company will adopt the provisions of SFAS No. 143 effective January 1, 2003. Management does not expect the adoption of this pronouncement to have a material effect on the Company's financial statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was also issued by the FASB during 2001 and is effective for years beginning after December 31, 2001. The new pronouncement sets forth requirements for testing and accounting for impairment or disposal of assets to be held and used, assets to be disposed of other than by sale, and assets to be sold. The Company adopted SFAS No. 144 on January 1, 2002. Its adoption did not have a material impact on the Company's financial statements.

In October 2002, the FASB issued Standard No. 147 related to Acquisitions of Certain Financial Institutions. The standard clarifies the requirements of Standards No. 141 and 142 as they relate to business combinations between financial institutions and makes the provisions of Standard No. 144 applicable to long-term customer relationship intangible assets. The standard is effective for transactions on or after October 1, 2002. Adopting the standard by the Company did not have a material effect on the Company's financial statements.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains statements which constitute forward-looking statements and information which are based on management's beliefs, plans, expectations, assumptions and on information currently available to management. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate," and similar expressions used in this report that do not relate to historical facts are intended to identify forward-looking statements. These statements appear in a number of places in this report. The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operation, performance, development and results of the Company's and the Bank's business include, but are not limited to, the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Company operates; (b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial institutions; (d) the impact of technological advances; (e) expectations about the movement of interest rates, including actions that may be taken by the Federal Reserve Board in response to changing economic conditions; (f) changes in asset quality and loan demand; (g) expectations about overall economic strength and the performance of the economy in the Company's market area; and (h) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The definition of market risk is the possibility of loss that could result from adverse changes in market prices and rates. The Company has taken steps to assess the amount of risk that is associated with its asset and liability structure. The Company measures the potential risk on a regular basis and makes changes to its strategies to manage these risks. The Board of Directors reviews important policy limits each month with a more detailed risk analysis completed on a quarterly basis. These measurement tools are important in allowing the Company to manage market risk and to plan effective strategies to respond to any adverse changes in risk. The Company does not participate in some of the financial instruments that are inherently subject to substantial market risk.

Market/Interest Rate Risk Management

The primary purpose in managing interest rate risk is to effectively invest capital and preserve the value created by the core banking business. The Company utilizes an investment portfolio to manage the interest rate risk naturally created through its business activities. The quarterly interest rate risk report is used to evaluate exposure to interest rate risk, project earnings and manage the composition of the balance sheet and its growth. This report utilizes a 200 basis point rate shock up and down and measures the effect on earnings and the value of equity.

Static gap analysis is also used in measuring interest rate risk. Although management believes that this does not provide a complete picture of the Company's exposure to interest rate risk, it does highlight significant short-term repricing volume mismatches. The following table presents the Company's rate sensitivity static gap analysis at December 31, 2002 ($ in thousands):

	Interest Sensitive Within	
	90 days	One year
Total rate sensitive assets	$77,776	$86,424
Total rate sensitive liabilities	245,046	109,590
Net gap	($167,270)	($23,166)

The analysis indicates a negative gap position over the next three- and twelve –month periods which indicates that the Company would benefit somewhat from a decrease in market interest rates. Although rate increases would be detrimental to the interest rate risk of the Company, management believes there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to these changes.

The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity table that follows provides additional information about the financial instruments that are sensitive to changes in interest rates. This tabular disclosure is limited by its failure to depict accurately the effect on assumptions of significant changes in the economy or interest rates as well as changes in management's expectations or intentions. The information in the interest rate sensitivity table below reflects contractual interest rate pricing dates and contractual maturity dates. For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows in the shortest term. Although these deposits may not reprice within this time frame, they certainly have the opportunity to do so. Weighted average floating rates are based on the rate for that product as of December 31, 2002 and 2001.

INTEREST RATE SENSITIVITY

December 31, 2002

	2003	2004	2005	2006	2007	Thereafter	Carrying Value	Fair Value
Loans								
Fixed Rate	$111,290	$48,344	$34,487	$33,729	$31,801	$12,297	$271,948	$273,472
Average Int Rate	7.46%	7.97%	7.82%	7.49%	7.02%	7.31%	7.54%	
Floating Rate	$15,325	$5,067	$3,570	$3,149	$2,955	$8,568	$38,634	$38,634
Average Int Rate	5.07%	5.15%	5.31%	5.31%	5.39%	5.12%	5.16%	
Investment securities								
Fixed Rate	$6,545	$13,734	$4,816	$4,007	$1,801	$131,373	$162,276	$162,276
Average Int Rate	4.51%	4.54%	5.11%	5.61%	6.27%	5.84%	5.65%	
Floating Rate								
Average Int Rate								
Other earning assets								
Fixed Rate	$2,300						$2,300	$2,300
Average Int Rate	1.13%						1.13%	
Floating Rate								
Average Int Rate								
Interest-bearing deposits								
Fixed Rate	$324,420	$18,691	$8,092	$1,362	$1,235	$0	$353,800	$354,591
Average Int Rate	1.81%	3.10%	3.83%	5.39%	4.47%	0.00%	1.95%	
Floating Rate	$4,991	$6,704	$7,475	$12	$22	$3	$19,207	$19,207
Average Int Rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	
Other int-bearing liabilities								
Fixed Rate	$10,969	$6,018	$1,070	$649	$0	$5,900	$24,606	$24,606
Average Int Rate	5.50%	5.21%	4.94%	4.94%	0.00%	4.65%	5.03%	
Floating Rate								
Average Int Rate								

December 31, 2001

	2002	2003	2004	2005	2006	Thereafter	Carrying Value	Fair Value
Loans								
Fixed Rate	$91,835	$35,445	$33,870	$23,071	$27,102	$27,820	$239,143	$237,451
Average Int Rate	8.30%	8.15%	7.95%	8.09%	7.66%	7.50%	8.04%	
Floating Rate	$8,912	$4,222	$2,520	$2,649	$2,004	$4,828	$25,135	$24,957
Average Int Rate	5.34%	6.04%	6.15%	6.12%	6.16%	6.13%	5.84%	
Investment securities								
Fixed Rate	$14,632	$10,709	$13,021	$6,008	$6,212	$71,985	$122,567	$122,567
Average Int Rate	6.35%	6.18%	4.41%	5.76%	5.66%	6.49%	6.15%	
Floating Rate								
Average Int Rate								
Other earning assets								
Fixed Rate	$6,100						$6,100	$6,100
Average Int Rate	1.63%						1.63%	
Floating Rate								
Average Int Rate								
Interest-bearing deposits								
Fixed Rate	$272,200	$19,298	$1,735	$181	$11		$293,425	$294,221
Average Int Rate	3.00%	4.65%	4.89%	5.85%	4.56%		3.12%	
Floating Rate	$6,513	$5,414	$3,401	$9	$11		$15,348	$15,390
Average Int Rate	3.15%	3.15%	3.15%	3.15%	3.15%		3.15%	
Other int-bearing liabilities								
Fixed Rate	$923	$10,969	$1,018	$1,070	$649		$14,629	$14,629
Average Int Rate	4.94%	5.51%	4.94%	4.94%	4.94%		5.36%	
Floating Rate								
Average Int Rate								

QUARTERLY FINANCIAL TRENDS

	2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year to Date
Interest Income	$7,030	$7,574	$7,891	$7,702	$30,197
Interest Expense	2,465	2,380	2,507	2,394	9,746
Net Interest Income	4,565	5,194	5,384	5,308	20,451
Provision for Loan Losses	234	436	337	751	$1,758
Non-interest Income	1,006	1,043	1,154	1,232	$4,435
Non-interest Expense	3,043	3,364	3,721	3,737	$13,865
Income Taxes	749	775	800	641	$2,965
Net Income	$1,545	$1,662	$1,680	$1,411	$6,298
Per common share:					
Basic	$0.31	$0.33	$0.34	$0.28	$1.27
Diluted	$0.31	$0.33	$0.34	$0.28	$1.26
Cash Dividends	$0.12	$0.12	$0.14	$0.14	$0.52

	2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year to Date
Interest Income	$7,259	$7,184	$7,399	$7,277	$29,119
Interest Expense	3,620	3,354	3,417	3,008	13,399
Net Interest Income	3,639	3,830	3,982	4,269	15,720
Provision for Loan Losses	120	449	174	380	$1,123
Non-interest Income	905	1,123	1,066	886	$3,980
Non-interest Expense	2,417	2,405	2,533	2,953	$10,308
Income Taxes	633	613	781	531	$2,558
Net Income	$1,374	$1,486	$1,560	$1,291	$5,711
Per common share:					
Basic	$0.28	$0.30	$0.31	$0.26	$1.15
Diluted	$0.28	$0.30	$0.31	$0.26	$1.15
Cash Dividends	$0.083	$0.100	$0.100	$0.100	$0.383

MARKET PRICE AND DIVIDEND INFORMATION

Market Price.

The Company's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "CIZ". The stock began trading on the AMEX on October 19, 1999 and prior to that date was sold by private transactions between parties. On December 31, 2002, the Common Stock's closing price was $16.00.

2001	High	Low	Dividends Declared (per common share)
January - March	11.17	10.33	0.083
April - June	11.83	10.77	0.100
July - September	13.17	11.50	0.100
October - December	16.60	12.17	0.100

2002	High	Low	Dividends Declared (per common share)
January - March	16.26	14.25	0.120
April - June	16.00	14.65	0.120
July - September	16.85	15.75	0.140
October - December	17.35	15.70	0.140

Per share information included in the above table has been adjusted to reflect the three-for-two (3:2) common stock split effective January 2, 2002.

On March 10, 2003, the shares of Common Stock were held of record by approximately 454 shareholders.

Dividends

Dividends, retroactively adjusted to give effect to the three-for-two stock split, totaled $0.52 per share for 2002 compared to $0.383 in 2001 and $.283 in 2000. These dividends reflect a 36% increase in 2002 over 2001 and a 35% increase in 2001 over 2000.

The Company declares dividends on a quarterly basis in March, June, September and December with payment following at the end of the month in which the dividend was declared.

Funds for the payment by the Company of cash dividends are obtained from dividends received by the Company from the Bank. Accordingly, the declaration and payment of dividends by the Company depend upon the Bank's earnings and financial condition, general economic conditions, compliance with regulatory requirements, and other factors.

NOTES

CITIZENS HOLDING COMPANY AND SUBSIDIARY

Philadelphia, Mississippi

Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Citizens Holding Company and Subsidiary
Philadelphia, Mississippi

We have audited the accompanying consolidated balance sheets of Citizens Holding Company and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Holding Company and Subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Horne CPA Group

Jackson, Mississippi
January 31, 2003

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 19,769,712	$ 12,713,482
Interest bearing deposits with other banks	1,365,649	5,421,241
Federal funds sold	2,300,000	6,100,000
Securities available for sale, at fair value (amortized cost of $157,718,929 in 2002 and $122,304,542 in 2001)	162,276,305	122,567,180
Loans, net of allowance for loan losses of $4,222,342 in 2002 and $3,375,000 in 2001	303,952,527	260,903,091
Bank premises, furniture, fixtures and equipment, net	9,399,942	5,143,535
Real estate acquired by foreclosure	1,286,409	340,657
Accrued interest receivable	4,111,199	4,121,922
Cash value of life insurance	3,162,848	2,809,410
Intangible assets, net of accumulated amortization of $1,081,027 in 2002 and $620,480 in 2001	6,813,774	2,974,023
Other assets	4,011,753	4,118,333
Total Assets	$ 518,450,118	$ 427,212,874
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Non-interest bearing demand deposits	$ 59,761,550	$ 50,535,929
Interest bearing NOW and money market accounts	122,717,966	91,656,150
Interest bearing time deposits	217,072,653	194,635,343
Interest bearing savings deposits	33,216,006	22,481,585
Total Deposits	432,768,175	359,309,007
Federal Home Loan Bank advances	24,606,135	14,628,788
Accrued interest payable	955,720	1,415,513
Directors deferred compensation payable	1,182,406	1,079,191
Other liabilities	3,779,163	2,386,608
Total Liabilities	463,291,599	378,819,107
Commitments and Contingencies		
Minority interest	1,375,960	1,212,199
Stockholders' Equity		
Common stock, $.20 par value, authorized 22,500,000 shares; 4,974,578 shares issued at 2002 and 4,963,028 at 2001	994,916	992,606
Additional paid-in capital	2,899,331	2,791,871
Accumulated other comprehensive income, net of deferred tax liability of $1,549,508 in 2002 an $89,295 in 2001	2,931,674	157,074
Retained earnings	46,956,638	43,240,017
Total Stockholders' Equity	53,782,559	47,181,568
Total Liabilities and Stockholders' Equity	$ 518,450,118	$ 427,212,874

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Interest Income			
Interest and fees on loans	$ 22,628,364	$ 22,770,622	$ 22,280,018
Interest on securities			
Taxable	5,771,707	4,670,987	5,066,547
Non-taxable	1,598,983	1,117,874	1,073,142
Other interest	197,476	558,961	218,392
Total Interest Income	30,196,530	29,118,444	28,638,099
Interest Expense			
Deposits	8,696,134	12,189,194	11,751,889
Other borrowed funds	1,050,209	1,209,409	2,312,030
Total Interest Expense	9,746,343	13,398,603	14,063,919
Net Interest Income	20,450,187	15,719,841	14,574,180
Provision for loan losses	(1,757,516)	(1,123,166)	(917,519)
Net Interest Income After Provision for Loan Losses	18,692,671	14,596,675	13,656,661
Non-Interest Income			
Service charges on deposit accounts	3,026,976	2,810,403	2,470,018
Other service charges and fees	749,786	572,187	383,558
Other income	658,400	598,022	431,244
Total Non-Interest Income	4,435,162	3,980,612	3,284,820
Non-Interest Expense			
Salaries and employee benefits	7,102,641	5,597,105	4,901,589
Occupancy expense	1,014,510	741,912	654,037
Equipment expense	1,297,232	888,648	731,878
Earnings applicable to minority interest	172,196	166,196	190,393
Other expense	4,278,599	2,914,602	2,294,008
Total Non-Interest Expense	13,865,178	10,308,463	8,771,905
Income before income taxes	9,262,655	8,268,824	8,169,576
Income tax expense	2,965,155	2,557,926	2,635,211
Net Income	$ 6,297,500	$ 5,710,898	$ 5,534,365
Net Income Per Share – Basic	$ 1.27	$ 1.15	$ 1.12
Net Income Per Share – Diluted	$ 1.26	$ 1.15	$ 1.11
Average Shares Outstanding			
Basic	4,963,448	4,963,028	4,963,028
Diluted	4,999,168	4,980,568	4,975,232

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Net Income	$ 6,297,500	$ 5,710,898	$ 5,534,365
Other Comprehensive Income (Loss), Net of Tax			
Unrealized holding gains (losses) during year	2,933,318	(3,760)	1,748,548
Reclassification adjustment for (gains) losses included in net income	(158,718)	-	(45,694)
Total Other Comprehensive Income (Loss)	2,774,600	(3,760)	1,702,854
Comprehensive Income	$ 9,072,100	$ 5,707,138	$ 7,237,219

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2002, 2001, and 2000

	Number of Shares Issued		Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings		Total
Balance, December 31, 1999	3,353,750	$	670,750	$	3,113,727	$	(1,542,020)	$	35,303,504	$	37,545,961
Net income	-		-		-		-		5,534,365		5,534,365
Dividends paid	-		-		-		-		(1,406,219)		(1,406,219)
Other comprehensive income, net	-		-		-		1,702,854		-		1,702,854
Balance, December 31, 2000	3,353,750		670,750		3,113,727		160,834		39,431,650		43,376,961
Net income	-		-		-		-		5,710,898		5,710,898
	-		-		-		-		(1,902,531)		(1,902,531)
Dividends paid 3 for 2 stock split	1,609,278		321,856		(321,856)		-		-		-
Other comprehensive (loss), net	-		-		-		(3,760)		-		(3,760)
Balance, December 31, 2001	4,963,028		992,606		2,791,871		157,074		43,240,017		47,181,568
Net income	-		-		-		-		6,297,500		6,297,500
Dividends paid	-		-		-		-		(2,580,879)		(2,580,879)
Options exercised	11,550		2,310		107,460		-		-		109,770
Other comprehensive income, net	-						2,774,600		-		2,774,600
Balance, December 31, 2002	4,974,578	$	994,916	$	2,899,331	$	2,931,674	$	46,956,638	$	53,782,559

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 6,297,500	$ 5,710,898	$ 5,534,365
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	851,977	546,479	476,585
Amortization of intangibles	460,548	193,109	72,110
Amortization of premiums and accretion of discounts on investment securities	(119,776)	(131,470)	(108,863)
Provision for loan losses	1,757,516	1,123,166	917,519
Investment securities (gains) losses	(158,718)	-	(45,694)
Deferred income tax benefit	(99,596)	23,188	(79,528)
Net earnings applicable to minority interest	172,196	166,196	190,393
(Increase) decrease in real estate acquired by foreclosure	(945,752)	(207,332)	158,183
(Increase) decrease in accrued interest receivable	505,876	604,191	(1,042,264)
(Increase) decrease in cash value of life insurance	(353,438)	210,044	(191,189)
(Increase) decrease in other assets	129,726	(577,722)	(302,300)
Increase (decrease) in income taxes payable	(568,552)	(224,387)	30,577
Increase (decrease) in accrued interest payable	(582,954)	(181,932)	354,529
Increase in directors deferred compensation	103,215	162,935	104,126
Increase (decrease) in other liabilities	433,132	(463,391)	(398,390)
Net Cash Provided by Operating Activities	7,882,900	6,953,972	5,670,159
Cash Flows from Investing Activities			
Proceeds from maturities of securities available-for-sale	75,936,011	56,903,832	15,705,000
Proceeds from sales of securities available-for-sale	38,131,901	-	12,442,879
Purchases of investment securities available-for-sale	(100,225,119)	(75,852,844)	(26,479,943)
Purchases of bank premises, furniture, fixtures and equipment	(3,458,384)	(1,327,808)	(427,815)
Net decrease (increase) in interest bearing deposits with other banks	4,055,592	(4,557,870)	(681,329)
Net (increase) decrease in federal funds sold	5,900,000	(3,000,000)	(3,100,000)
Net increase in loans	(29,787,550)	(13,329,502)	(18,365,723)
Cash acquired in CB&T acquisition	2,879,581	-	-
Cash paid for acquisitions	(12,284,319)	(2,918,960)	-
Proceeds from exercise of stock options	109,770	-	-
Net Cash Used by Investing Activities	(18,742,517)	(44,083,152)	(20,906,931)

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash Flows from Financing Activities			
Net increase (decrease) in federal funds purchased	$ -	$ -	$ (10,600,000)
Net increase in deposits	15,519,379	69,401,250	5,446,118
Net decrease in Treasury tax and loan	-	(700,000)	-
Dividends paid to stockholders	(2,580,879)	(1,902,531)	(1,406,219)
Net increase in Federal Home Loan Bank advances	4,977,347	(27,371,212)	18,900,000
Net Cash Provided by Financing Activities	17,915,847	39,427,507	12,339,899
Net Increase (Decrease) in Cash and Due from Banks	7,056,230	2,298,327	(2,896,873)
Cash and due from banks, beginning of year	12,713,482	10,415,155	13,312,028
Cash and due from banks, end of year	$ 19,769,712	$ 12,713,482	$ 10,415,155
Supplemental Disclosures of Cash Flow Information			
Cash paid for			
Interest	$ 10,206,139	$ 13,580,534	$ 13,717,444
Income taxes	$ 3,390,278	$ 2,805,550	$ 2,744,590
Supplemental Schedule of Noncash Activities			
Unrealized gain (loss) on securities available-for-sale	$ 4,294,738	$ (46,476)	$ 2,594,191
Increase (decrease) in deferred income tax liability on unrealized gain (loss) on	$ (1,462,213)	$ 42,716	$ (891,340)
Minority interest in unrealized gain (loss) on securities	$ 114,670	$ (1,194)	$ 87,113

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies of Citizens Holding Company and Subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The consolidated financial statements of Citizens Holding Company include the accounts of its approximately 97 percent-owned subsidiary, The Citizens Bank of Philadelphia, Mississippi (collectively referred to as "the Company"). All significant intercompany transactions have been eliminated in consolidation.

Nature of Business

The Citizens Bank of Philadelphia, Mississippi ("Citizens Bank") operates under a state bank charter and provides general banking services. As a state bank, the bank is subject to regulations of the Mississippi Department of Banking and Consumer Finance and the Federal Deposit Insurance Corporation. Citizens Holding Company is subject to the regulations of the Federal Reserve. The area served by Citizens Bank is Neshoba County, Mississippi, and the immediately surrounding areas. Services are provided at several branch offices.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for losses on loans and valuation of foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans and valuation of foreclosed real estate may change materially in the near term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Cash and Due from Banks

For the purpose of reporting cash flows, cash and due from banks include cash on hand, demand deposits and interest bearing deposits with banks. Cash flows from loans originated by the Company, deposits, and federal funds purchased and sold are reported at net in the statement of cash flows. The Company is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The total of those reserves for the years ended December 31, 2002 and 2001 was $616,000 and $227,000, respectively.

At December 31, 2002, the Company had deposits in financial institutions in excess of federally insured limits. Management monitors the soundness of the financial institutions and believes there is minimal risk.

Investment Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," securities are classified as available-for-sale, held-to-maturity or trading. Fair values for securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of securities are determined using the specific identification method.

Securities Available-for-Sale

Securities available-for-sale are reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Securities that are held for indefinite periods of time or used as part of the Company's asset/liability management strategy and that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. The Company classifies its portfolio of U.S. Treasury notes, U.S. Government and Agency securities, taxable state and municipal obligations, and mortgage-backed securities as securities available-for-sale.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The amortization of premiums and accretion of discounts are recognized in interest income.

Securities Held-to-Maturity

The Company has no held-to-maturity securities.

Trading Securities

The Company has no trading securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Loans Held-for-Sale

Loans held-for-sale are those loans the Company has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse.

Effective for reporting periods beginning with the quarter ending September 30, 2002, commitments to originate or acquire mortgage loans that will be held-for-sale must be accounted for as derivative financial instruments under FAS No. 133. Therefore, the fair value of the commitments must be determined and recorded in the Company's financial statements at the end of each reporting period. As of December 31, 2002, the Company had no loans held-for-sale.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, net of unearned discounts and unearned finance charges.

Loan origination and commitment fees and direct loan origination costs attributable to loans held with a maturity of more than one year are not significant and are, therefore, recognized as income or expense, as applicable in the period received or incurred.

Unearned discounts on installment loans are recognized as income over the terms of the loans by a method that approximates the interest method. Unearned finance charges and interest on commercial loans are recognized based on the principal amount outstanding. For all other loans, interest is accrued daily on the outstanding balances. For impaired loans, interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected. The Company generally discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

The allowance for loan losses is established through a provision for loan losses charged against net income. Loans declared to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance represents an amount, which in management's judgment, will be adequate to absorb estimated probable losses on existing loans that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans and prior loss experience. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, review of specific problem loans, the Company's past loan loss experience, adverse situations that may affect the borrowers' ability to pay, the estimated value of any underlying collateral, current economic conditions, and other relevant factors. While management uses the best information available to make its evaluation, this evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change. As a result, future adjustments may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require additions to the allowance based on their judgment about information available to them at the time of their examinations.

Premises and Equipment

The Company's premises and equipment are stated at cost less accumulated depreciation computed primarily by straight-line methods over the estimated useful lives of the assets. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Real Estate Acquired by Foreclosure

Real estate acquired by foreclosure consists of properties repossessed by the Company on foreclosed loans. These assets are stated at the lower of the outstanding loan amount (including accrued interest, if any) or fair value based on the fair value at the date acquired less estimated costs to sell. Losses arising from the acquisition of such property are charged against the allowance for loan losses. Declines in value resulting from subsequent revaluation of the property or losses resulting from disposition of such property are expensed. Revenue and expenses from operations of other real estate owned are reflected as other income (expense). At December 31, 2002 and 2001, real estate acquired by foreclosure totaled $1,286,409 and $340,657, respectively.

Intangibles

Intangibles include core deposits purchased and goodwill. Core deposits intangibles are amortized on a straight-line basis over their estimated economic lives ranging from 5 to 10 years. Prior to 2002, goodwill was amortized over 40 years. Effective in 2002, pursuant to Statement of Financial Accounting Standards No. 142, goodwill and other intangible assets with indefinite

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

lives are not amortized, but are tested at least annually for impairment. If impairment has occurred, the goodwill or other intangible asset is reduced to its estimated fair value through a charge to expense.

Trust Assets

Assets held by the Trust Department of the Company in fiduciary or agency capacities are not assets of the Company and are not included in the consolidated financial statements.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as described in SFAS No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Advertising Costs

Advertising costs are charged to expense when incurred. Advertising expense was $331,239, $228,078 and $211,011 for the years ended December 31, 2002, 2001 and 2000, respectively.

Comprehensive Income

Comprehensive income includes net earnings reported in the statements of income and changes in unrealized gain (loss) on securities available-for-sale reported as a component of stockholders' equity. Unrealized gain on securities available-for-sale, net of related deferred income taxes, is the only component of accumulated other comprehensive income for the Company.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The weighted average number of shares outstanding was 4,963,448 for the year ended December 31, 2002 and 4,963,028 for each of the years ended December 31, 2001 and 2000. Diluted net income per share is based on the weighted average number of shares of common stock outstanding for the periods, including the dilutive effect of the Company's outstanding stock options. Dilutive common equivalent shares

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

for the years ended December 31, 2002, 2001 and 2000 were 35,720, 17,540 and 12,204, respectively, all attributable to stock options.

Stock Split

In October 2001, the Board of Directors of the Company declared a three-for-two stock split for all shareholders of record as of December 14, 2001, and increased the number of authorized shares of common stock to 22,500,000. Accordingly, all share and per share information in these financial statements and related footnotes has been restated to give effect to the three-for-two split.

Stock Based Compensation

Stock option grants are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation expense is recognized for stock options granted. See Note 16.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. These requirements have been incorporated in Note 15. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

Investment – Insurance Company

The Company is accounting for its investment in New South Life Insurance Company ("New South"), a 20 percent owned affiliate, by the equity method of accounting. The Company's share of the net income of the affiliate is recognized as income in the Company's income statement and added to the investment account, and dividends received from New South would be treated as a reduction of the investment account. New South has not paid dividends.

The fiscal year of New South ends on November 30 and the Company follows the practice of recognizing the net income of New South on that basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

The investment, which is included in other assets, totaled $1,499,679 and $1,389,795 at December 31, 2002 and 2001, respectively. Income from the investment for the years ended December 31, 2002, 2001, and 2000 included in other income totaled $109,884, $151,590 and $127,927, respectively.

Reclassifications

Certain reclassifications were made to the financial statement amounts from the prior year in order to facilitate comparability.

Recent Pronouncements

In September 2000 the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of SFAS No. 125)." SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. The Company adopted this statement effective January 1, 2001. The adoption had no effect on the Company's financial statements.

During 2001, the FASB issued SFAS No. 141 "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill, that result from business combinations be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS No. 141 will not be amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 will be discontinued effective, for the Company, January 1, 2002. The Company adopted the provisions of SFAS No. 141 immediately and the provisions of SFAS No. 142 related to discontinuation of goodwill amortization effective January 1, 2002. Amortization of goodwill for the years ended December 31, 2001 and 2000 was not material to the Company's financial statements. Therefore, the effect on previously reported net income for those periods was not material.

Also during 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 143 requires estimated future asset retirement costs to be recognized as a liability, recorded at their fair value and capitalized as part of the asset and depreciated. Under the new statement, the resulting retirement obligation liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate. The statement is effective for years beginning after June 15, 2001 although early application is permitted. The Company adopted the provisions of SFAS No. 143 effective January 1, 2002. The adoption of this statement did not have a material effect on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was also issued by the FASB during 2001 and is effective for years beginning after December 31, 2001. The new statement sets forth requirements for testing and accounting for impairment or disposal of assets to be held and used, assets to be disposed of other than by sale, and assets to be sold. The Company adopted SFAS No. 144 on January 1, 2002. Its adoption did not have a material impact on the Company's financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions", which clarifies the requirements of SFAS No. 141 and 142 as they relate to business combinations between financial institutions and makes the provisions of SFAS No. 144 applicable to long-term customer relationship intangible assets. The standard is effective for transactions on or after October 1, 2002. The Company's adoption of this statement did not have a material effect on the Company's financial statements.

Note 2. Acquisitions

In May 2002, the Company acquired CB&T Capital Corporation, a one-bank holding company, whose wholly-owned subsidiary was Citizens Bank & Trust Company in Louisville, MS. The acquisition was undertaken by the Company in order to gain entry into a geographic section of the State of Mississippi that is contiguous to the Company's current markets and in which the Company had very little market presence. The purchase price of the net assets totaled approximately $12.3 million cash and was based on a multiple of approximately 1.505 times the book value, subject to certain adjustments, of the acquired company. The Company based its purchase price on several factors, including comparable transactions and management's estimate of the value of entry into a strategically targeted geographic area.

The following is a summary of the assets and liabilities acquired:

		In Thousands
Cash	$	2,880
Investments		50,620
Loans		15,019
Bank premises and other assets		3,137
Deposits		(57,939)
Other liabilities		(5,814)
Net assets acquired		7,903
Goodwill and other intangible assets		4,381
Purchase price	$	12,284

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Continued

The Company has completed its evaluation of the assets and liabilities acquired and has allocated $1,846,909 of the $4,380,869 total intangible asset to core deposit intangibles and the remaining $2,533,960 to goodwill. The core deposit intangible is to be amortized at the rate of $15,391 per month until fully amortized, representing an estimated economic life of 10 years. The amount of core deposit amortization expense related to the Louisville purchase was $107,736 through December 31, 2002. The operations of CB&T Capital Corporation are included in the consolidated financial statements since the acquisition date. The pro forma effect, had the acquisition occurred on January 1, 2001, is not significant to the operation of the Company.

In July 2001, the Company completed the acquisition of two bank branches located in Forest and Decatur, Mississippi from Union Planters Bank. The Company acquired approximately $30.3 million in deposits, $11.7 million in loans, and $15.4 million in cash and short-term investments. The $2.5 million purchase price was allocated primarily to a core deposit intangible asset.

Total amortization expense related to intangible assets for the years ended December 31, 2002, 2001 and 2000 was $460,548, $193,109 and $72,110, respectively.

Amortization expense attributable to core deposit intangible assets is estimated to be approximately $537,000 for each of the next five years.

Note 3. Investment Securities

The amortized cost and estimated fair value of investment securities at December 31, 2002 is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale				
Obligations of U.S.				
Government agencies	$ 11,261,352	$ 660,005	$ -	$ 11,921,357
U.S. Treasuries	18,280,614	812,656	-	19,093,270
Mortgage-backed securities	85,828,126	1,871,959	13,223	87,686,862
Other investments	42,348,837	1,299,090	73,111	43,574,816
Total	$ 157,718,929	$ 4,643,710	$ 86,334	$162,276,305

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Continued

The amortized cost and estimated fair value of investment securities at December 31, 2001 is as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale				
Obligations of U.S. Government agencies	$ 10,397,698	$ 290,959	$ 12,131	$ 10,676,526
U.S. Treasuries	30,438,629	575,151	-	31,013,780
Mortgage-backed securities	52,741,929	204,137	583,891	52,362,175
Other investments	28,726,286	332,578	544,165	28,514,699
Total	$ 122,304,542	$ 1,402,825	$ 1,140,187	$ 122,567,180

The amortized cost and estimated fair value of securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Securities Available-for-Sale		
Due in one year or less	$ 6,450,167	$ 6,544,985
Due after one year through five years	23,183,733	24,357,914
Due after five years through ten years	21,953,333	22,980,407
Due after ten years	106,131,696	108,392,999
Total	$ 157,718,929	$ 162,276,305

Investment securities with carrying values of $95,774,053 and $84,485,282 at December 31, 2002 and 2001, respectively, were pledged as collateral for public deposits.

Gross realized gains and losses are included in other income. Total gross realized gains and gross realized losses from the sale of investment securities for each of the years ended December 31 were:

	2002	2001	2000
Gross realized gains	$ 164,364	$ -	$ 64,880
Gross realized losses	(5,646)	-	(19,186)
	$ 158,718	$ -	$ 45,694

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Loans

The composition of net loans at December 31, 2002 and 2001 is as follows:

	2002 (In Thousands)	2001 (In Thousands)
Commercial, financial and agricultural loans	$ 149,762	$ 126,131
Real estate – construction loans	11,708	6,036
Real estate – mortgage loans	89,452	80,548
Consumer loans	59,660	54,218
	310,582	266,933
Unearned discount	(2,407)	(2,655)
Allowance for loan losses	(4,222)	(3,375)
Loans, net	$ 303,953	$ 260,903

Changes in the allowance for loan losses at December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Balance, beginning of year	$ 3,375,000	$ 3,325,000	$ 3,100,000
Provision for loan losses	1,757,516	1,123,166	917,519
Loans charged off	(2,036,933)	(1,322,714)	(1,012,406)
Recoveries of loans previously charged off	279,417	249,548	319,887
Other increases attributed to Bank acquisition	847,341	-	-
Balance, end of year	$ 4,222,341	$ 3,375,000	$ 3,325,000

Loans on nonaccrual status were $357,640, $418,413 and $589,788 at December 31, 2002, 2001 and 2000, respectively. Interest income forgone on loans classified as non-accrued during the years ended December 31, 2002, 2001 and 2000 was $69,888, $123,804 and $146,797, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Premises and Equipment

Premises and equipment consists of the following at December 31, 2002 and 2001:

	2002	2001
Land and buildings	$ 9,643,349	$ 6,246,477
Furniture, fixtures and equipment	7,107,499	5,395,987
	16,750,848	11,642,464
Less accumulated depreciation	7,350,906	6,498,929
Total	$ 9,399,942	$ 5,143,535

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $851,977, $546,479 and $476,585, respectively.

Note 6. Deposits

The composition of deposits is as follows:

	2002	2001
Non-interest bearing	$ 59,761,550	$ 50,535,929
NOW and money market accounts	122,717,966	91,656,150
Savings deposits	33,216,006	22,481,585
Time certificates, $100,000 or more	77,399,749	73,246,704
Other time certificates	139,672,904	121,388,939
Total	$ 432,768,175	$ 359,309,307

The scheduled maturities of certificates of deposit at December 31, 2002 are as follows:

Year Ending December 31,	Amount (In Thousands)
2003	$ 184,215
2004	16,938
2005	13,300
2006	1,369
2007	1,251
	$ 217,073

Interest expense for certificates of deposit over $100,000 was $2,346,000, $4,094,000 and $3,453,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Federal Home Loan Bank Borrowings

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are collateralized by all the Company's stock, FHLB Securities ($7,726,135 included in securities available-for-sale at December 31, 2002) and qualifying first mortgage loans. As of December 31, 2002 the balance in qualifying first mortgage loans was $124,241,623. Advances at December 31, 2002 consist of the following:

Amount	Interest Rate	Maturity
$ 5,000,000	5.457%	February 26, 2008
5,000,000	6.600%	April 28, 2008
6,706,135	4.941%	July 3, 2006
3,000,000	5.240%	April 20, 2009
2,000,000	5.290%	April 20, 2009
2,000,000	4.880%	August 22, 2011
1,000,000	4.759%	August 29, 2011
2,000,000	4.470%	September 7, 2010
900,000	4.430%	September 19, 2011

The scheduled payments for the next five years are as follows:

Year Due	Payment
2003	$ 969,288
2004	1,018,280
2005	1,069,749
2006	648,818
2007	-
Thereafter	20,900,000
	$ 24,606,135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Income Taxes

The consolidated provision for income taxes consists of the following:

	2002	2001	2000
Currently payable			
Federal	$ 2,556,030	$ 2,356,645	$ 2,491,383
State	309,529	224,469	223,356
	2,865,559	2,581,114	2,714,739
Deferred tax expense (benefit)	99,596	(23,188)	(79,528)
Income Tax Expense	$ 2,965,155	$ 2,557,926	$ 2,635,211

The differences between the federal statutory rate and the effective tax rates were as follows:

	2002	2001	2000
Federal tax based on statutory rate	$ 3,149,303	$ 2,811,400	$ 2,777,656
State income tax	204,690	157,142	147,415
Change due to			
Tax-exempt investment interest	(495,872)	(321,389)	(303,191)
Other, net	107,034	(89,227)	13,331
Income Tax Expense	$ 2,965,155	$ 2,557,926	$ 2,635,211

At December 31, 2002 and 2001, net deferred tax asset consists of the following:

	2002	2001
Deferred Tax Assets		
Allowance for loan losses	$ 992,501	$ 863,225
Deferred compensation liability	402,018	366,925
Other real estate	181,270	11,735
Other	46,824	-
Total	$ 1,622,613	$ 1,241,885

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Continued

	2002	2001
Deferred Tax Liabilities		
Investment securities basis	$ 32,118	$ 216,869
Unrealized gain on available for sale securities	1,549,508	89,295
Premises and equipment	396,988	-
Intangible assets	591,319	-
Total	2,569,933	306,164
Net Deferred Tax Asset (Liability)	$ (947,320)	$ 935,721

The net deferred tax liability at December 31, 2002 of $947,320 is included in other liabilities. At December 31, 2001, the net deferred tax asset of $935,721 is included in other assets. The Company has evaluated the need for a valuation allowance related to the above deferred tax assets and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

Note 9. Summarized Financial Information of Citizens Holding Company

Summarized financial information of Citizens Holding Company, parent company only, at December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000, is as follows:

Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 906,403	$ 756,159
Securities available-for-sale, at fair value	548,750	524,530
Investment in bank subsidiary	52,360,312	45,907,322
Other assets	10,417	11,897
Total Assets	$ 53,825,882	$ 47,199,908
Liabilities	$ 43,323	$ 18,340
Stockholders' equity	53,782,559	47,181,568
Total Liabilities and Stockholders' Equity	$ 53,825,882	$ 47,199,908

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Continued

Income Statements
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income	$ 42,465	$ 74,085	$ 86,053
Other Income			
Other	35,843	34,815	46,062
Dividends from bank subsidiary	2,592,317	1,986,540	1,406,219
Equity in undistributed earnings of bank subsidiary	3,693,570	3,721,802	4,069,658
Total Other Income	6,321,730	5,743,157	5,521,939
Other expense	61,030	107,824	42,625
Income before Income Taxes	6,303,165	5,709,418	5,565,367
Income tax expense (benefit)	5,665	(1,480)	31,002
Net Income	$ 6,297,500	$ 5,710,898	$ 5,534,365

Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 6,297,500	$ 5,710,898	$ 5,534,365
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of Bank	(3,693,570)	(3,721,802)	(4,069,658)
Decrease in other assets	1,480	7,004	15,874
Increase (decrease) in other liabilities	24,983	(76,249)	(28,844)
Net Cash Provided by Operating Activities	2,630,393	1,919,851	1,451,737
Cash Flows from Investing Activities			
Proceeds from sale of investments	-	800,000	-
Other	(9,040)	(422,352)	69,801
Net Cash Provided (Used) by Investing Activities	$ (9,040)	$ 377,648	$ 69,801

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Continued

	2002	2001	2000
Cash Flows from Financing Activities			
Dividends paid to stockholders	$ (2,580,879)	$ (1,902,531)	$ (1,406,219)
Exercise of stock options	109,770	-	-
Net Cash Used by Financing Activities	(2,471,109)	(1,902,531)	(1,406,219)
Net Increase in Cash	150,244	394,968	115,319
Cash, beginning of year	756,159	361,191	245,872
Cash, end of year	$ 906,403	$ 756,159	$ 361,191

The Company is required to obtain approval from state regulators before paying dividends. The Citizens Bank paid dividends of $2,592,317, $1,986,540 and $1,406,219 to the Company during the years ended December 31, 2002, 2001 and 2000, respectively.

Note 10. Related Party Transactions

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management's opinion, such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and does not involve more than the normal risk of collectibility at the time of the transaction.

The balance of loans made to related parties at December 31, 2002 and 2001 was $1,740,496 and $2,068,168, respectively. Advances to related parties during the year ended December 31, 2002 totaled $3,168,658. Payments received from related parties during the year ended December 31, 2002 totaled $3,496,330.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Off-Balance Sheet Financial Instruments, Commitments and Contingencies and Concentrations of Risks

Commitments to Extend Credit

In the ordinary course of business, the Company makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of its customers. These commitments and contingent liabilities include commitments to extend credit and issue standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2002 and 2001, commitments related to unused lines of credit were $29,079,857 and standby letters of credit were $479,850 and $444,500, respectively. As some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed credit worthiness of the borrower. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

Interest Rate Risk

The Company is principally engaged in providing short-term and medium-term installment, commercial and agricultural loans with interest rates that are fixed or fluctuate with the prime lending rate. These assets are primarily funded through short-term demand deposits and long-term certificates of deposit with variable and fixed rates. Accordingly, the Company is exposed to interest rate risk because, in changing interest rate environments, interest rate adjustments on assets and liabilities may not occur at the same time or in the same amount. The Company manages the overall rate sensitivity and mix of its asset and liability portfolio and attempts to minimize the effects that interest rate fluctuations will have on its net interest margin.

Legal Proceedings

The Company is party to lawsuits and other claims that arise in the ordinary course of business. The lawsuits assert claims related to the general business activities of the Company. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. While management believes that the final resolution of pending legal proceedings will not have a material impact on the Company's financial position or results of operations, the final resolution of such proceedings could have a material adverse effect on the Company's financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Continued

Concentration of Risk

The Company makes agricultural, agribusiness, commercial, residential and consumer loans primarily in the eastern region of Mississippi. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business and agricultural economy in that area.

Although the Company's loan portfolio is diversified, there is a relationship in this region between the agricultural economy and the economic performance of loans made to nonagricultural customers. The Company's lending policies for agricultural and nonagricultural customers require loans to be well-collateralized and supported by cash flows. Collateral for agricultural loans includes equipment, crops, livestock, and land. Credit losses from loans related to the agricultural economy are consistent with credit losses experienced in the portfolio as a whole. The concentration of credit in the regional agricultural economy is taken into consideration by management in determining the allowance for loan losses.

See Note 3 for a summary of loans by type.

The nature of the Company's business requires that it maintain amounts due from banks, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 12. Lease Commitment and Total Rental Expense

The Company has operating leases under noncancellable operating lease agreements for banking facilities and equipment. Future minimum rental payments due under the leases are as follows:

Years Ending December 31,	Amounts
2003	$ 62,604
2004	62,604
2005	62,604
2006	62,604
2007	58,644
	$ 309,060

The total rental expense included in the income statements for the years ended December 31, 2002, 2001 and 2000 is $64,281, and $66,962 and $26,913, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Benefit Plan

The Company provides its employees with a profit sharing and savings plan, which allows employees to direct a percentage of their compensation into a tax deferred retirement account, subject to statutory limitations. To encourage participation, the Company provides a 100 percent matching contribution for up to 6 percent of each participant's compensation, plus discretionary non-matching contributions. Employees are eligible after one year of service. For 2002, 2001 and 2000, the Company's contributions were $358,520, $288,283 and $261,153, respectively.

Deferred Compensation Plan

The Company provides a deferred compensation plan covering its directors. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $103,570, $81,456 and $74,972 for the plan years ended December 31, 2002, 2001 and 2000, respectively.

Note 14. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Company. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total Tier I capital to risk-weighted assets (as defined in the regulations) and Tier I capital to average assets (as defined in the regulations).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Continued

To be categorized as well capitalized under the regulatory framework for prompt corrective action, the Company would have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed below, in comparison with actual capital amounts and ratios:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Capital (to Risk-Weighted Assets)						
Citizens Holding Company	$ 49,262,962	16.02%	$ 24,605,856	8.00%	$ N/A	- %
Citizens Bank	47,794,683	15.55	24,596,462	8.00	30,745,577	10.00
Tier I Capital (to Risk-Weighted Assets)						
Citizens Holding Company	45,413,634	14.77	12,302,928	4.00	N/A	-
Citizens Bank	43,946,805	14.29	12,298,231	4.00	18,447,346	6.00
Tier I Capital (to average Assets)						
Citizens Holding Company	45,413,634	8.83	20,569,960	4.00	N/A	-
Citizens Bank	43,946,805	8.59	20,474,027	4.00	25,592,534	5.00

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)						
Citizens Holding Company	$ 48,562,374	18.40%	$ 21,112,077	8.00%	$ N/A	- %
Citizens Bank	47,286,697	17.93	21,103,291	8.00	26,379,114	10.00
Tier I Capital (to Risk-Weighted Assets)						
Citizens Holding Company	45,262,671	17.15	10,556,038	4.00	N/A	-
Citizens Bank	43,988,350	16.68	10,551,646	4.00	15,827,468	6.00
Tier I Capital (to average Assets)						
Citizens Holding Company	45,262,671	10.51	17,224,286	4.00	N/A	-
Citizens Bank	43,988,350	10.33	17,028,839	4.00	21,286,049	5.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Fair Values of Financial Instruments

The following represents the carrying value and estimated fair market value of the Company's financial instruments at December 31, 2002 and 2001:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks	$ 19,769,712	$ 19,769,712	$ 12,713,482	$ 12,713,482
Interest bearing deposits with banks	1,365,649	1,365,649	5,421,241	5,421,241
Securities available-for-sale	162,276,305	162,276,305	122,567,180	122,567,180
Net loans	303,952,527	305,656,861	260,903,091	262,408,345
Federal funds sold	2,300,000	2,300,000	6,100,000	6,100,000
Financial Liabilities				
Deposits	$ 432,768,175	$ 433,735,968	$359,309,007	$360,147,682
Federal Home Loan Bank borrowings	24,606,135	24,606,135	14,628,788	14,628,788

The fair value estimates, methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments were:

Cash and Due from Banks

The carrying amounts reported in the balance sheet for these instruments approximate those assets' fair values because of their immediate and shorter-term maturities.

Securities Available-for-Sale

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Net Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (i.e., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Continued

Deposits

The fair values for demand deposits, NOW and money market accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and time deposits approximate their fair values at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Borrowings

The fair value of the portion of Federal Home Loan Bank advances that matures within 90 days approximates its fair value. For longer term maturities, the fair value is based on discounted cash flow analysis.

Off-Balance Sheet Instruments

The fair value of commitments to extend credit and letters of credit are estimated using fees currently charged to enter into similar agreements. The fees associated with these financial instruments are not material.

Note 16. Stock Options

The Company has a directors' stock compensation plan and employees' long-term incentive plan. Under the directors' plan the Company may grant options up to 105,000 shares of common stock. The price of each option shall be equal to the market price determined as of the option grant date. Options granted are exercisable after 6 months and shall expire after 10 years. Under the employees' incentive plan the Company may grant options up to 7 percent of the total number of shares of common stock, which may be issued and outstanding. Incentive options must be granted within 10 years of the adoption of the plan and shall expire no later than 10 years from the grant date. The exercise price shall be equal to the market price of the Company's stock on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Continued

The Company applies APB Opinion 25 in accounting for the compensation and long-term incentive plan. Accordingly, there was no compensation cost related to options granted during the years ending December 31, 2002, 2001 and 2000. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123 using publicly traded share prices as a basis of determining fair values, net income and earnings per share would have been reduced as follows:

	2002	2001
Net Income		
As reported	$ 6,298,064	$ 5,710,898
Pro forma	$ 6,187,674	$ 5,657,245
Basic Earnings Per Share		
As reported	$ 1.27	$ 1.15
Pro forma	$ 1.25	$ 1.14
Diluted Earnings Per Share		
As reported	$ 1.26	$ 1.15
Pro forma	$ 1.24	$ 1.14

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were made in estimating fair values in 2002 and 2001:

Assumption	2002	2001
Dividend yield	1.5%	1.5%
Risk-free interest rate	4%	6.25%
Expected life	7 years	10 years
Expected volatility	15.00%	16.05%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Continued

Following is a summary of the status of the plans for the years ending December 31, 2002 and 2001:

	Directors' Plan			Employees' Plan		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding at January 1, 2001	40,800	$	8.49	22,950	$	9.51
Granted	15,000		10.83	6,000		11.25
Exercised	-		-	-		-
Forfeited	-		-	(1,500)		10.33
Outstanding at December 31, 2001	55,800	$	9.12	27,450	$	9.85
Granted	15,000		15.00	38,000		14.68
Exercised	-		-	(11,550)		9.51
Forfeited	-		-			-
Outstanding at December 31, 2002	70,800	$	10.37	53,900	$	13.33
Options exercisable at:						
December 31, 2001	55,800	$	9.12	26,700	$	9.85
December 31, 2002	70,800	$	10.37	53,900	$	13.33
Weighted average fair value of options granted during years ended:						
December 31, 2001		$	3.83		$	4.13
December 31, 2002		$	5.22		$	5.10

FINANCIAL INFORMATION

CORPORATE HEADQUARTERS

521 Main Street
P.O. Box 209
Philadelphia, MS 39350

601.656.4692

ANNUAL STOCKHOLDER MEETING

The Annual Stockholder meeting of the Citizens Holding Company, Inc. will be held Tuesday, April 22, 2003, at 3:30 P.M. at the main office of The Citizens Bank, 521 Main Street, Philadelphia, Mississippi.

STOCK REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

FORM 10-K

The Corporation's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholder's upon request to the Treasurer of the Citizens Holding Company.

FINANCIAL CONTACT

Robert T. Smith
Treasurer
P.O. 209
Philadelphia, Mississippi 39350

601.656.4692

NOTES



Steve Webb, Chairman of the Board

Dear Stockholder:

My journey as your Chief Executive Officer ended December 31, 2002 as I passed the title of Chief Executive Officer to Greg McKee. I am confident that he will continue the growth of your company and take us to new highs in the future. Even though I have retired from the day-to-day operations, I will remain on the Board as Chairman and will be available for consultation when needed.

The past year presented us with the continued decline of the stock market, a drop in interest rates to a level not seen for many years and the lack of integrity in a few public companies. These factors along with the fear of terrorism and the possibility of war have caused some uncertainty in our economy.

I am most troubled by the apparent lack of integrity in some publicly traded companies. Although when you look at The Wall Street Journal and see the numerous pages of publicly traded companies, you realize that the percentage of companies that have allegedly misstated their financials is very small. In the past, some stocks were overpriced without real fundamentals to provide a basis for being as highly priced as they were. The recent adjustment in stock prices was going to happen at some point and hopefully that is now behind us.

I am pleased that with all of the negative factors affecting our economy, we were able to increase our 2002 earnings 10.3% over 2001, increasing basic per share earnings from $1.15 in 2001 to $1.27 in 2002. Our assets grew 21.4%, deposits grew 20.4% and loans increased 16.6%. In 2002 we continued a long tradition of improving performance every year.

During the past year, we acquired Citizens Bank & Trust Company in Louisville and expanded our Meridian presence with the completion of our new branch building. This rapid growth had some impact on our earnings this year but we expect these investments to have a positive impact on earnings in the future. Loan losses in 2002 were higher than last year, a reflection of the national economy. There is continuing growth at the Pearl River Resort and the Nissan Plant in Madison County will begin operation in 2003. We have increased our presence in this area and I believe this will present a great opportunity for the growth of our Bank.

Thank you for allowing me to serve in this great organization.

Steve Webb
Chairman of the Board

Bank Officers

Greg McKee
President & CEO

Danny Hicks
Sr. Vice President

Robert T. Smith
Sr. Vice President & CFO

Erdis Chaney
Vice President & Cashier

Tim Lofton
Vice President & CIO

Randy Cheatham
Vice President

Mike Guthrie
Vice President

Joe Foster
Vice President & Trust

Murray Johnson
Vice President

Jackie Hester
Vice President & Marketing

Kaye Johnson
Vice President

Stanley Salter
Vice President

Darrell Bates
Vice President

David Sharp
Vice President

Jean T. Fulton
Vice President

Gayle Sharp
Vice President

Lucille M. Myatt
Assistant to the President

Carolyn K. McKee
Student Loan Officer

Mark Majure
Assistant Cashier

Beth Branning
Assistant Cashier

Pat Stokes
Assistant Cashier

Adriana Burt
Assistant Cashier

Mitch Peden
Data Processing Officer

Brad Copeland
Assistant Cashier

Sommer Vick
Accounting Officer

Mark Flake
Data Processing Officer

Barbara Lewis
Assistant Cashier

Carthage Branch

Mike Brooks
President

J. Michael Ellis
Vice President

Billie Nell Dowdle
Vice President

Byron Hines
Vice President

Margaret Thompson
Assistant Cashier

Carol Wright
Assistant Cashier

Sebastopol Branch

Linda Bennett
President

Union Branch

Robert C. Palmer, Jr.
President

Karen Foster
Assistant Vice President

DeKalb Branch

Steven Lockley
Vice President

Kosciusko Branch

Charlie Hudson
President

Joanne Sanders
Assistant Cashier

Scooba Branch

Fran Knight
Vice President

Meridian Branch

Charles Young
President

Mac Hodges
Vice President

Forest Branch

Richard Latham
Vice President

Dymple Winstead
Assistant Vice President

Decatur Branch

Ken Jones
Vice President

Louisville Branch

Terry Woods
President

Edna Bell
Vice President

Marion Gardner
Assistant Cashier

Danny Parker
Assistant Cashier

Bruce Lee
Assistant Cashier

Mortgage Loan Department

David Blair, Jr.
Vice President

Citizens Holding Company Officers:

Steve Webb
Chairman

Greg McKee
President & CEO

Carolyn McKee
Secretary

Robert T. Smith
Treasurer

Directors:

M. G. Bond
Retired Mississippi State Senator

Karl Brantley
Plant Manager
U. S. Electrical Motors

W. W. Dungan
Partner
McDaniel Timber Company

Don Fulton
President & General Manager
Nemanco, Inc.

Don L. Kilgore
Attorney
Alford, Thomas & Kilgore, P.A.

David A. King
Proprietor
Philadelphia Motor Company

Herbert A. King
Civil Engineer
King Engineering Associates, Inc.

George R. Mars
Retired Proprietor
Mars Department Store

William M. Mars
Attorney
Mars, Mars, Mars & Chalmers, P.A.

Greg McKee
President & CEO
Citizens Holding Company and
The Citizens Bank

David P. Webb
Attorney
Phelps Dunbar, LLP

Steve Webb
Chairman
Citizens Holding Company and